UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Press Release regarding the General Ordinary Shareholders’ Meeting of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México to be held on November 28, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: November 12, 2019

Item 1

BANCO SANTANDER MÉXICO, S.A.,

INSTITUCIÓN DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MÉXICO.

ORDINARY GENERAL SHAREHOLDERS’ MEETING

NOVEMBER 28, 2019

We hereby inform shareholders of the details of the matters to be discussed at the Ordinary Shareholders' Meeting in accordance with the Agenda of the Day published in the corresponding call made on November 1, 2019:

ITEM I

Report on the resignation, appointment, and where appropriate, ratification of the regular and alternate members of the Board of Directors that result from the resolutions adopted by the Special Series “F” Shareholders' Meeting.

The Shareholders’ will be informed of the resolutions adopted by the Special Series “F” Shareholders' Meeting regarding the composition of the Board of Directors, in which it will be proposed that effective February 1, 2020 Mr. Guillermo Güemez García will no longer hold the position of Independent Series “F” Director and Mr. Cesar Augusto Montemayor Zambrano will instead hold such position effective the same date.

The Board of Directors is proposed to be composed as of February 1, 2020 as follows:

Non Independent Series "F" Directors
Directors	Alternate Directors
D. Marcos Alejandro Martínez Gavica	D. Rodrigo Brand de Lara
D. Héctor Blas Grisi Checa	D. Ángel Rivera Congosto
D. Magdalena Sofía Salarich Fernández de Valderrama	D. Didier Mena Campos
D. Francisco Javier García-Carranza Benjumea	D. Emilio de Eusebio Saiz
Independent Series "F" Directors
D. Cesar Augusto Montemayor Zambrano	D. Juan Ignacio Gallardo Thurlow
D. Bárbara Garza Lagüera Gonda	D. José Eduardo Carredano Fernández
Independent Series "B" Directors
D. Antonio Purón Mier y Terán	D. Jesús Federico Reyes Heroles González Garza
D. Fernando Benjamín Ruíz Sahagún	D. Rogelio Zambrano Lozano
D. Alberto Torrado Martínez	D. Guillermo Francisco Vogel Hinojosa
D. María de Lourdes Melgar Palacios	D. Joaquín Vargas Guajardo
D. Gina Lorenza Diez Barroso Azcárraga	D. Guillermo Jorge Quiroz Abed

Biographies of the members of the board are attached

ITEM II

Proposal and, if applicable, approval of the payment of a cash dividend to the stockholders of the Company for up to the amount and at the date determined by the Meeting.

A proposal will be presented to pay a cash dividend to shareholders from the account "Income from previous years" for an amount of Mx$5,450’000,000.00 M.N. and it will be proposed to be paid on December 27, 2019. Such dividend will be proposed to be distributed to shareholders in accordance to the number of shares they own at Mx $0.803006413933 M.N. per share through the S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V.

ITEM III

Designation of special delegates to formalize and carry out the resolutions adopted at the meeting.

It will be proposed to designate Mr. Marcos Alejandro Martínez Gavica, Héctor Blas Grisi Checa, Fernando Borja Mujica and Ms. Rocío Erika Bulhosen Aracil as Special Delegates of the Meeting on behalf and representation of the Company so that any of them, indistinctively, may appear before a Notary Public of their choice to formalize the contents of the minutes and, if they consider it necessary or appropriate, to prepare, execute and file the notices required.

BIOGRAPHIES OF THE MEMBERS OF THE BOARD

NON INDEPENDENT SERIES "F" DIRECTORS

Marcos Alejandro Martínez Gavica- He is the Chairman of our Board of Directors. He was our Executive President and Chief Executive Officer from 1997 to 2016. He was a member of the board of directors of Gestión Santander from 2002 to 2013 and President of the Asociación de Bancos de México, A. C. (Mexican Banking Association or ABM) from 2005 to 2007. He began his career in 1978 at Banco Nacional de México, S.A., holding various positions and ultimately joining the bank’s management. He holds a degree in chemical engineering from Universidad Iberoamericana and a master’s in administration with a specialization in financial planning from the Instituto Panamericano de Alta Dirección Empresarial. Mr. Gavica was also appointed as Chairman of the ABM for the 2017-2018 term.

Héctor Blas Grisi Checa- He is our Executive President and Chief Executive Officer and the Executive President and Chief Executive Officer of Grupo Financiero Santander Mexico. He was Executive President and Chief Executive Officer of Credit Suisse México from 2001 to 2015. Prior to that, he was Chief Executive Officer of the same institution from 1997 to 2001, and also Director of Investment Banking of Credit Suisse México. Mr. Grisi was a member of the board of directors of Credit Suisse Americas, of the Global Committee of Credit Suisse and a member of the Operational Committee of the Americas. He held several positions in Grupo Financiero Inverméxico from 1991 to 1997 in the Investment Corporate Banking Department. From 1986 to 1991, he worked at Casa de Bolsa Inverlat, in the department of Corporate Banking. He has been the Vice-President of the Asociación de Bancos de México since 2011. He holds a degree in finance from the Universidad Iberoamericana, where he graduated with honors.

Magdalena Sofía Salarich Fernández de Valderrama- In 1979, she started working as Head of the Internal Information department of Citroën (Hispania), in 1980 she was designated head of the Training-Information department of Citroën Hispania, in 1986 she was named Head of the Press and Public Relations department and Director of Marketing of Citroën Hispania and in 1993 she was designated Deputy to the European Commercial Director of Citroën Automobiles, a post that she held along with the Director of Marketing of Citroën Hispania until 1994 when she was named European Commercial Marketing Director of Citroën Automobiles. In 1996, she was designated Executive Vice-President of Citroën Hispania as well as European Commercial Marketing Director of Citroën Automobiles and in the year 2001 she was designated European Commercial Director and Commercial Marketing Director of Citroën Automobiles (27 countries) and Chief Executive Officer and Senior Executive Vice-President of Citroën Spain. She is currently Senior Executive Vice-President of Banco Santander, S.A. as well as Head of Santander Consumer Finance S.A., Vice President of the Board and member of the Executive Committee of Santander Consumer Finance, S.A, Member of the Supervisory Board of Santander Consumer Bank AG, Member of the Supervisory Board of Santander Consumer Holding GmbH and Member of the board of directors of Financiera El Corte Inglés, E.F.C. S.A. She has obtained several awards such as: The Gold Cross of the Spanish Association for European Development (AEFE) in 2007, Légion d’Honneur of the French Republic in 2001 and Best Manager of the Year awarded by the Spanish Association for Company Financiers and Treasurers (ASSET) in 2006. She holds a degree in Engineering from ICAI (Instituto Católico de Artes e Industrias), a master’s in commercial and marketing management from Instituto de Empresa and a master’s in general management studies from Instituto de Estudios Superiores de la EmpresariaI (IESE).

Francisco Javier García-Carranza Benjumea- He is currently an Executive Vice President of Banco Santander. He is in charge, globally, of Restructuring, Participations, Real Estate, Recovery Strategy, and Loan and Assets Portfolio Dispositions. Prior to joining Santander in February 2016, he worked during 17 years at Morgan Stanley based in London as Co-Head of EMEA (Europe, Middle East and Africa) Real Estate investment banking business. At Morgan Stanley he advised clients in M&A, and Equity and Debt financing transactions for more than $100 billion to European and Middle East clients. Prior to this investment banking role he worked at Morgan Stanley on the principal investment business, having underwritten and executed a significant amount of investments for Morgan Stanley Real Estate Funds and Morgan Stanley Special Situations Fund in Spain, Italy, Germany and UK. Mr. García-Carranza is Chairman of the board of directors of Merlin Properties, Member of the Executive Committee and Board Member of the Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria (Sareb), Chairman and board member of Santander Capital Desarrollo SGEIC SA, and Board Member of Metrovacesa, Banco Popular S.A., Santander España Altamira Asset Management SA, Altamira Real State among others. He has a Bachelor’s degree in Business Administration by the University Carlos III of Madrid.

Rodrigo Brand de Lara- He has been the Deputy General Director of Research, Strategy, Public Affairs and Chief of Staff of the CEO for Banco Santander México since 2011. In 2010, he was the Director General for the Social Communication Division of the Mexican Ministry of Foreign Affairs (Secretaría de Relaciones Exteriores). From 2006 to 2010, he was the head of the Social Communication Unit and the spokesperson for the SHCP. From 2004 to 2006, he served as Director General of Social Communication and Institutional Link for IPAB. Mr. Brand de Lara has previously held the following positions at SHCP: Deputy General Director of Economic and Financial Analysis from 2003 to 2004; Senior Advisor to the Undersecretary of Finance and Public Credit from 2000 to 2001; and Subdirector of Internal Credit Coordination and Training from 1999 to 2000. From 1996 to 1999, he was an economist in México for Deutsche Morgan Grenfel, and during 1996 he was also an advisor to the Deputy Director of Financial Engineering of BANOBRAS. Mr. Brand de Lara graduated with a degree in economics from Instituto Tecnológico Autónomo de México.

Ángel Rivera Congosto- He is a member of the board of directors of Banco Santander S.A., Banco Santander Perú and Uruguay. Mr. Rivera started working at Grupo Santander Spain in April 2013 as a General Director of the Commercial Banking area. He worked at Grupo Banco Popular for 24 years, including positions in retail offices, the Presidential Cabinet, the International Bank Area, the corporate development and strategy area, the Human Resources department and Media Direction, covering the Directors of Technology, Organization, Operations and Human Resources, as well as its commercial network. He was a member of the Direction Committee and the Payment Arrears Management and Recoveries and of the Alco Committee. He holds a diploma in business and tourist activities from the School of Tourism in Spain, a specialization in enterprise direction from the Instituto Panamericano de Alta Dirección Empresarial (IPADE) in IESE (Universidad de Navarra) and a program of development in corporate finance at the Instituto de Empresa in Madrid. He has also completed various financial programs in the United States and Australia and is a member of the Australian Institute of Banking & Finance. Starting April 2017, has been the Vice President of Retail Banking of Banco Santander México.

Didier Mena Campos- He has been Chief Financial Officer since November 2016. Previously, he was Deputy Director General of Finance of Banco Santander México from May to November 2016. Before joining Grupo Santander, Mr. Mena worked in several financial institutions such as: (i) Execution Finance Division, an investment bank, where he was partner from 2014 to 2016, (ii) Navix, a financial company focused on financing the Mexican energy sector companies, where he was CEO from 2013 to 2014, (iii) Credit Suisse, where his last responsibility was as Managing Director of the group of financial institutions in Latin America between 2010 and 2012, (iv) between 2008 to 2010 was Chief Financial Officer of Financiera Independencia, (v) between 2001 and 2008 he served as Director of Credit Suisse in investment banking and fixed income and (vi) Grupo Financiero BBVA Bancomer from 1994 to 2000, where he had responsibilities in the ALCO and participated in strategic operations in the merger with BBVA, the acquisition of Banca Promex, the acquisition of the 49% stake held by Afore Aetna insurance and pension Bancomer and the branch network strategy. Outside the financial sector, he worked in Oro Negro, a Mexican drilling company, from 2012 to 2013 as Chief Financial Officer and Chief Investment Officer. He studied economics at ITAM and received his master’s degree in business administration from Boston University.

Emilio de Eusebio Saiz- He has been Deputy General Director of Intervention and Control Management at Banco Santander Mexico (and formerly, Grupo Financiero Santander (Mexico), S.A.B. de C.V.) since December 2010, after serving as the Director for Control of Corporate Management of Expenses in the Santander Group between March 2008 and November 2010. He worked in the General Intervention and Control Management division of the Santander Group from 1992 to 2008 and in the Financial Division from 1990 to 1992. He worked in Santander Group’s Human Resources Department from 1989 to 1990. He holds a degree in economics from the Universidad Complutense de Madrid and holds an MBA from the Instituto de Empresas de Madrid in Spain.

INDEPENDENT SERIES "F" DIRECTORS

Cesar A. Montemayor Zambrano- He is a private investor and entrepreneur. He worked for JP Morgan for 14 years in global investments in New York and later managed global investments through his own company. In Monterrey, Nuevo León he founded InverCap AFORE which he presided for more than 20 years. Today he is a shareholder, member of the board, founder and honorary president of InverCap. He was Chairman of COPARMEX, Nuevo León from 2015 to 2017, and he continues as a member of the board. He is a member of the Boards of Directors of the Escuela Superior de Música y Danza, Universidad de Monterrey, Museo MARCO y Universidad Tec Milenio. He is also a member of the Board and chair of the Audit Committee of Tec de Monterrey. He is one of the founders of Hagámoslo Bien, and chairs the Comisión de Finanzas Públicas del Consejo Nuevo León. He holds a degree in chemical engineering and systems from Instituto Tecnológico y de Estudios Superiores de Monterrey and has a master’s degree in Chemical Engineering and Business Administration from Columbia University in New York.

Barbara Garza Lagüera Gonda- She is President of the Acquisitions Committee of FEMSA cultural projects and member of the boards of directors of the following companies: Coca-Cola FEMSA (KOF) and Fomento Economico Mexicano (FEMSA), the world's largest Coca-Cola bottling franchise. She also serves as a Member of the board of directors of Soluciones Financieras (SOLFI), Fresnillo and Promecap Acquisition Company and also sits on the boards of the following of nonprofit organizations Franz Mayer Museum Board of Trustees, Fund for Peace and Museo de Arte Contemporáneo de Monterrey, among others. She holds a master’s degree in business administration from the Instituto Tecnológico de Estudios Superiores de Monterrey.

Juan Ignacio Gallardo Thurlow- He is the Chairman of the board of directors of Grupo GEPP (Pepsicola Bottling Group and its brands in México) and Grupo Azucarero México, S.A. de C.V. He serves on the board of directors of Caterpillar, Inc. and Lafarge, S.A. He is also a member of the International Advisory Board of Bombardier Inc. He is a member of the Mexican Counsel of Businessmen, A.C. (CMHN) and the Business Council of Latin America (CEAL). He is a General Coordinator on COECE (Coordinator for Foreign Trade Business Organizations for negotiations under the Free Trade Agreements of México). From 1978 to 1989, he was Chairman of the board of directors of Babcock de México, S.A. de C.V. From 1974 to 1988, he was Chairman of the board of directors of Clevite de México, S.A. de C.V. From 1981 to 1983, he was Deputy General Director of Grupo Industrial Minera México, S.A. From 1976 to 1980, he was Chief Executive Officer of the International Division and Investment Bank of Multibanco Comermex, S.A. Institución de Banca Múltiple. He has a law degree from the Escuela Libre de Derecho and studied business management at the Instituto Panamericano de Alta Dirección Empresarial (IPADE).

José Eduardo Carredano Fernández- He is the President of the board of directors of La Ideal S.A. de C.V., Aceros La Ideal S.A. de C.V., Industrial Formacero, S.A. de C.V., and Fianzas Asecam, S.A. He is also a member of the boards of directors of Inmobiliaria Silver, S.A. de C.V., Asecam, S.A. de C.V., and Grupo Financiero Asecam, S.A. de C.V. He was a member of the board of directors of Credicam, S.A. de C.V., SOFOM E.R. from 1991 to 2008, Seguros Génesis, S.A. from 1993 to 1997, and Fianzas Asecam, S.A. from 1994 to 2014. He studied public accounting at the Universidad Iberoamericana.

INDEPENDENT SERIES "B" DIRECTORS

Antonio Purón Mier y Terán- He is a member of the board of directors of Zurich Santander Seguros México, S.A. He served as an associate of the Centro de Investigación y Análisis Económico (Economic Research and Analysis Center, or CIDAC) and was a member of the Instituto de Fomento e Investigación Educativa (Institute for the Promotion of Educational Research, or IFIE) and of Metrópoli 2025. He advised public and private institutions with respect to strategy, transactions and organization in collaboration with the Centro de Investigación y Docencia Económicas (Center for Economic Research and Training, or CIDE) and with other specialists. He served as a director-partner in the Mexican office of McKinsey & Company, Inc. for over 26 years. He was professor of training courses to McKinsey’s partners and was in charge of the partners’ coaching program at a worldwide level. He is a member of the board of directors of Nadro, S.A., and of the Patronato del Museo Nacional de Arte (the Patronage of the National Art Museum) of Banco Santander S.A. and of the Patronato of the Universidad Iberoamericana. Mr. Purón Mier y Terán holds a master’s in business administration from Stanford University and a degree in chemical engineering from the Universidad Iberoamericana. Before starting at McKinsey, he was a full-time professor at the Universidad Iberoamericana and worked at the Mexican Petroleum Institute, Ingeniería Panamericana and Polioles, S.A.

Fernando Benjamín Ruiz Sahagún- He also serves on the board of directors of the Mexican Stock Exchange, Grupo México, S.A.B. de C.V., Grupo Palacio de Hierro, S.A.B. de C.V., Grupo Pochteca, S.A.B. de C.V., Empresas ICA, S.A.B. de C.V., Fresnillo plc., Grupo Cementos de Chihuahua S.A.B. de C.V., Kimberly Clark de México, S.A.B. de C.V., Mexichen, S.A.B. de C.V., San Luis Corporación, S.A.B. de C.V. and Arcelor Mittal Las Truchas, S.A. de C.V. Mr. Ruiz Sahagún is a member of the International Fiscal Association (IFA) and of the Instituto Mexicano de Ejecutivos de Finanzas, A.C. (Mexican Institute of Finance Executives). He is also a member of the Instituto Mexicano de Contadores Públicos A.C. (Mexican Institute of Public Accountants) and served as a member of its board. He is one of the founding partners of Chevez, Ruiz, Zamarripa y Cia. S.C., a tax law firm in which he now serves as counsel. He holds a degree in public accounting from the Universidad Nacional Autónoma de México.

Alberto Torrado Martínez- He is a member of the board of directors of the Mexican Stock Exchange and is Chairman of the Mexican Business Council. He is founder and Chief Executive Officer of Alsea, S.A.B. de C.V. Mr. Torrado also served as Chief Executive Officer of the Asociación Nacional de Servicios de Comida Rápida y de Alimentos Condimentados. He was also President of the Consejo de la Comunicación. Mr. Torrado holds a degree in accounting from the Instituto Tecnológico Autónomo de México. He also completed graduate studies at the Instituto Panamericano de Alta Dirección Empresarial and participated in other seminars, and participated in several courses at Harvard Business School and The Wharton School.

María de Lourdes Melgar Palacios- She is a professor at the Tecnológico de Monterrey and the Instituto Tecnológico Autónomo de México and a founding director of the Sustainability and Business Center at EGADE Business School of Tecnológico de Monterrey. Dr. Melgar is also a National Researcher on the National Council of Sciences and Technology. In addition to her time in academia, Dr. Melgar worked at the Ministry of Energy as Undersecretary of Hydrocarbons from 2014 to 2016 and Undersecretary of Electricity from 2012 to 2014. Since 2014, she has also chaired the Technical Group of Energy Reform. Dr. Melgar also previously served as a member of the Governing Board of the Federal Electricity Commission, as Principal Counselor of Petróleos Mexicanos and the National Center for Natural Gas Control and as an alternate member of the boards of the Mexican Petroleum Fund, Nacional Financiera and Bancomext. She is also a member of the Mexican Council of International Affairs and the Trilateral Commission and has held several other positions within Mexican diplomacy. Dr. Melgar holds a bachelor’s degree in International Relations and Comparative Literature from Mount Holyoke College and a doctorate degree in political science from the Massachusetts Institute of Technology.

Gina Lorenza Diez Barroso Azcárraga- She is the founder and, for over 20 years, the Chair of Grupo Diarq, S.A. de C.V. and the Foundation Diarq, I.A.P. In 2004 she founded the Center of Design, Film and Television, S.C., which won an award for best College of design for the period 2012 to 2013, she also founded the Pro-Education Center Foundation, which awards scholarships to outstanding students in México. She is currently a member of the boards of directors of Americas Society and Council of the Americas, Qualitas of Life Foundation, Integral Group of Real Estate Development, S. de R.L. de C.V., C200 Foundation Board, Global Spa and Wellness Summit, The Committee of 200, Women Presidents Organization (WPO), and Women Corporate Directors (WCD). She has a bachelor’s degree in design from the University CDI and also has degrees from the Schools of Psychology and Business at Stanford University in California.

Jesús Federico Reyes Heroles González Garza- He was the Chief Executive Officer of Petróleos Mexicanos from December 2006 to September 2009. He is the Executive President of StructurA. He is a member of several boards of directors, including OHL México, S.A.B. de C.V. and Water Capital México (WCAP Holdings S.A. de C.V.). He is a member of the Advisory Board of the Energy Intelligence Group (EIG) and served as a member of the Advisory Board of Deutsche Bank from 2010 to 2012. He is President of the Advisory Board of Agua, A.C. and of the Water Committee of Fundación Gonzalo Rio Arronte. From 1997 to 2000, he was the Mexican ambassador to the United States of America. From 1995 to 1997, he was the Secretary of Energy of México. From 1994 to 1995, he was the General Director of Banobras. From 1993 to 1994, he was the representative of México of the Grupo de Personas Eminentes (Eminent Persons Group) of APEC. Mr. Reyes Heroles González Garza graduated with a degree in Economics from ITAM and studied law at UNAM. He earned a doctorate degree in Economics from MIT.

Rogelio Zambrano Lozano- Since 1977, he has occupied different positions in CEMEX, in areas related to production, distribution, marketing and strategic planning. In 1983, he founded CARZA S.A. de C.V., dedicated to the development of real estate projects in México, which he directed until May 15, 2014, when he was designated as Chairman of the board of directors of CEMEX. He has also chaired the financial committee of CEMEX since 1997. In 1985, he began teaching in the entrepreneurial development division of Instituto Tecnológico y de Estudios Superiores de Monterrey. He also became a member of the corporate executive committee of its business incubator and Chair of the Corporate Board of Business Incubator Campus Monterrey, among others. Mr. Zambrano holds a degree in industrial and systems engineering from Instituto Tecnológico y de Estudios Superiores de Monterrey and a master’s degree in business administration (1980) from The Wharton School of the University of Pennsylvania.

Guillermo Francisco Vogel Hinojosa- He is Chairman of the Cámara Nacional de la Industria del Hierro y el Acero (CANACERO). Previously he held the same position from 1987 to 1989 and from 2001 until 2003. He is vice president of the board of directors of Iron & Steel Institute (AISI) and President of the North American Steel Council. He is also a member of the boards of directors of Tenaris, Techint México, Corporación ALFA, Universidad Panamericana-IPADE, Rassini, Corporación Mexicana de Inversiones de Capital, Innovare, Grupo Assa and the American Iron and Steel Institute, among others. He is also President of the board of directors of Grupo Collado y de Exportaciones IM Promoción and member of the Trilateral Commission and the International Board of the Manhattan School of Music. In 1987, he was Executive Vice President and CEO of TAMSA. In June 1997, he was promoted as vice president of the board of directors. Since 2002, he has been director and vice president of the board of directors of TENARIS. Mr. Vogel started his career in the Corporate Bank branch of Bank of America in Los Angeles, California, in which he achieved the vice presidency position in 1976. In 1979 he worked at Banamex in the Corporate Bank branch, and in 1983 he entered TAMSA as CFO. He holds a degree in business administration from the Universidad Autónoma Nacional de México (UNAM) and an MBA from the University of Texas in Austin.

Joaquín Vargas Guajardo- He is the Chairman of the board of directors of Corporación Mexicana de Restaurantes, S.A.B. de C.V. and was previously President of the board of directors of Grupo MVS Comunicaciones, the National Chamber of the Radio and Television Industries and the Association of Directors of Restaurant Chains. He is also a member of the boards of directors of several companies including Vitro, S.A.B. de C.V., Grupo Posadas, S.A.B de C.V., Médica Sur, S.A.B. de C.V., Grupo Aeroportuario del Pacífico, S.A.B. de C.V., Periódico el Universal and Grupo Costamex, among others. From April 1997 to April 2005 and from April 2008 to April 2012, he was a member of the board of directors of the Mexican Stock Exchange. He is a member of the Compensation Committee of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. He holds a degree in business administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey and studied business management at the Instituto Panamericano de Alta Dirección Empresarial.

Guillermo Jorge Quiroz Abed- He served as the Corporate Director of Administration and Finance at Grupo Bimbo for the last 18 years. From 1997 to 1999 he was in charge of the Finance Department at Santander Serfin Group, involved in the restructuring of the bank and subsequent sale to Grupo Financiero Santander. He began his professional career as Director of Finance at Grupo Condumex from 1978 to 1992 and later held the management in the same area at AeroMéxico, Mexicana de Aviación and Cintra until 1997. He was a full-time professor of finance at IPADE. Mr. Quiroz holds a degree in actuarial science from the Anahuac University and from the National Autonomous University of México (UNAM) and did a MBA at the IPADE.

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